J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

One Bryant Park

New York, New York 10036

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

February 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Victory Capital Holdings, Inc.

Registration Statement on Form S-1

Registration File No. 333-222509

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 3,200 copies of the Preliminary Prospectus of Victory Capital Holdings, Inc., a Delaware corporation (the “Registrant”) dated January 29, 2018, were distributed during the period from January 29, 2018 through 12:00 p.m., Eastern Standard Time on February 6, 2018, to prospective underwriters, institutions, dealers and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of the Registrant for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Standard Time on February 7, 2018, or as soon as practicable thereafter.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL, LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the
several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: VP, Equity Capital Markets

MERRILL, LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Taylor Wright
Name: Taylor Wright
Title: Managing Director

[Signature Page to Acceleration Request Letter]